
15027693

SECURI ... SION

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

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OB 9/7/15

SEC FILE NUMBER
8-42995

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2014 AND ENDING 06/30/15
           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAGEN SECURITIES, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2112 Century Park Ln #415

(No. and Street)

Los Angeles   CA   90067
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tyrone H. Wynfield
                   (310) 553=7200
               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA

(Name – *if individual, state last, first, middle name*)

15565 Northland R. Suite 508 West Southfield, MI 48075
 (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Tyrone H. Wynfield_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___HAGEN SECURITIES, INC.___

of ___June 30_____, 20 15___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___N/A___

_____

_____

_____

_____
Signature

___President___
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Hagen Securities, Inc.
2112 Century Park Lane
Los Angeles, CA 90067

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Hagen Securities, Inc. as of June 30, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Hagen Securities, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hagen Securities, Inc. as of June 30, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Hagen Securities, Inc. financial statements. Supplemental Information is the responsibility of Hagen Securities, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures

to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with the standards of the Public Company Accounting Oversight Board (United States. In my opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
September 8, 2015

Hagen Securities, Inc.
BALANCE SHEET
As of June 30, 2015

ASSETS

CURRENT ASSETS
Cash In Bank $ 76,622.00
Savings   43,231.00

   Total Current Assets   119,853.00

PROPERTY AND EQUIPMENT
Transportation Equipment   63,000.00
  Less: Accumulated Depreciation   (58,800.00)

   Net Property and Equipment   4,200.00

OTHER ASSETS

Other Assets   3,468.00
  Total other Assets   3,468.00

TOTAL ASSETS   127,521.00

Hagen Securities, Inc.
BALANCE SHEET
as of June 30, 2015

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accrued Liabilities	S	42.00
Total Current Liabilities		42.00

LONG-TERM LIABILITIES

Total Liabilities	42.00

STOCKHOLDERS' EQUITY

Capital Stock, no par value, 100,000 shares authorized, 10,000 shares issued and outstanding	10,000.00
Retained Earnings	117,479.00
Total Stockholders' Equity	127,479.00
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	S 127,521.00

The footnotes are an integral part of the financial statements.

STATEMENT OF INCOME

12 Months Ended
June 30, 2015

Revenue		
Commissions Earned	$	111,607.00
Miscellaneous Income		4,037.00
Total Revenues		115,644.00
Operating Expenses		
Employee Compensation		62,500.00
Communications		7,240.00
Occupancy		15,000.00
Other expenses		31,534.00
Total Operating Expenses		116,274.00
Net Income (Loss)		(630.00)

The footnotes are an integral part of the financial statements.

Hagen Securities, Inc.
STATEMENT OF CASH FLOWS

For the 12 months Ended June 30, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(630.00)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Prior Period Adjustments		(1.00)
Losses (Gains) on sales of Fixed Assets		0.00
Decrease (Increase) in Operating Assets:		
Investments		
Other		682.00
Increase (Decrease) in Operating Liabilities:		
Accrued Liabilities		(3,356.00)
Total Adjustments		(2,675.00)
Net Cash Provided By (Used In) Operating Activities		(3,305.00)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds From Sale of Fixed Assets		0.00
Net Cash Provided By (Used In) Investing Activities		0.00
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds From Sale of Stock		0.00
Treasury Stock		0.00
Net Cash Provided By (Used In) Financing Activities		0.00
NET INCREASE (DECREASE) IN CASH		
AND CASH EQUIVALENTS		(3,305.00)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		123,158.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	119,853.00

The footnotes are an integral part of the financial statements.

HAGEN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2015

	Common Stock		Preferred Stock		Paid-In Capital		Treasury Stock		Retained Earnings	Total stockholder's
	Stock Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at July 1, 2013	10,000 $	10,000 $	- $		- $		- $	- $	118,110 $	126,110
Net Income									(630)	(630)
Capital Transactions										
Prior Period Adjustments										
Balance at June 30, 2015	10,000 $	10,000		$		$		$ 117,479)	(1)	(1)
										127,479

The footnotes are an integral part of the financial statements.

HAGEN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2015

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Hagen Securities, Inc. (the Company) was incorporated in the State of California effective August 9, 1990. The Company has adopted a fiscal year ending June 30.

Description of Business

The Company, located in Los Angeles, CA is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(i), which provides an exemption for limited business.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on confirmation of investment by the investment company.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

See accountant's audit report

HAGEN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2015

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Risk Concentration

The Company's revenue is deprived primarily from commissions related to the sale of private and public non-traded offerings in the real state and oil and gas industries.

Income Taxes

Federal and State corporate income taxes are calculated based on the statutory rates applicable. Prepaid or deferred income taxes which result from timing differences in the recognition of income and expenses for income tax purposes versus financial statement purposes have been recognized.

Retirement Plan

The company maintains a SEP-IRA retirement plan for the Company's sole owner-employee. The Company made a contribution of $12,500.00 in the fiscal year ended June 30, 2015.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

NOTE C – STATEMENT OF EXEMPTION OF RESERVE REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant

to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate its net capital requirement under the alternative reserve requirement method.

NOTE D – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the straight line method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life		
Automobile	5 years	$	63,000
Furniture and equipment	3 – 7 years		0
Leasehold improvements	7 years		0
			63,000
Less – accumulated depreciation			(58,800)
Total		$	4,200

Depreciation expense was $0.00 for the year June 30, 2015 and is included in the operating expenses in the accompanying statement of income.

NOTE E – OTHER ASSETS

Deferred income taxes amounted to $825.00. Temporary differences that give rise to the deferred tax payable consist primarily of differences between income tax and financial statement treatment of depreciation. Other Assets included FINRA Flex Account - $1,325.00, Prepaid Expenses - $655.00, and Investment Account - $1,484.00.

NOTE F – LEASES

The company paid $15,000.00 for the lease of its office space.

NOTE G – INTEREST EXPENSE

The Company paid $390.00 in interest expense to various creditors.

NOTE H – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE I – RELATED PARTY TRANSACTIONS

The Company leases office space from its principal shareholder, Tye Wynfield. During the year ended June 30, 2015, the Company paid $15,000.00 under this arrangement.

NOTE J – FAIR VALUE MEASUREMENTS

Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimated technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the company could have realized in a sales transaction on the dates indicative. The estimated fair value amounts have been measured as of their respective periods ends, and have not been revaluated or updated for purposes of these financial subsequent to those respective period ends, and have not been revaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of theses financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each period-end.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparison between the Company's disclosure and those of other companies may not be meaningful. The following methods and assumptions were used to estimating the fair values of the Company's financial instruments at June 30, 2015. There have been no significant changes in methodology for estimating fair value of the Company's financial instruments since June 30, 2015.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as flows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs quoted other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases it fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs developing fair value measurements, in accordance with the fair value hierarchy. Fair Value measurable for assets and liabilities where there exists limited or no observable market data and, therefore, are based upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at Fair Value Measurements Topic of the FASB Accounting Standards Codification).

Cash and cash equivalents

The carrying amount amounts of cash and cash equivalents approximate their fair value because of the short maturity of these instruments.

Accounts Receivable

The carrying amounts of accounts receivable approximates its fair value because of the short maturity of these instruments.

Investments in equity securities

Investments in equity securities that are classified as available for sale are recorded at fair value on a recurring basis. When quoted market prices are unobservable, management uses quotes from independent pricing vendors based on independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating and other credit loss assumptions. The pricing vendors may provide the Company with valuations that are based on unobservable inputs, and in those circumstances the Company would classify the fair value measurements of the investment securities as Level 3. Management conducted a review of its pricing vendor to validate that the inputs used in that vendor pricing process are deemed to be market observable or unobservable as defined in the standard. Based on the review performed, management believes that the valuations used in its financial statements are reasonable and are approximately classified in the fair value hierarchy.

See accountant's audit report

	Level 1	Level 2	Level 3	Total
Money Market	$ -	$ -	$ -	$ -
Investments	-	-	1,484	1,484
Coins Owned	-	-	-	0
Total	$ -	$ -	$ 1,484	$ 1,484

Fair values of assets measured on a recurring basis at June 30, 2015 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
June 30, 2015		
Money Market	$ -	$ -
Investments	1,484	1,484
Coins	-	
Total	$ 1,484	$ 1,484

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. There was $336.00 in interest income reported from these investments.

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
June 30, 2015	Carrying Value	Fair Value
Money Market	$ -	$ -
Investments	1,484	1,484
Coins	-	
Total	$ 1,484	$ 1,484

Cost and fair value of money market funds and marketable securities at June 30, 2015 are as follows:

HAGEN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2015

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Losses	Fair Value
June 30, 2015				
Held to Maturity:				
Money Market	$ -	$ -	$ -	$ -
Investments	1,484	-	-	1,484
Totals	$ 1,484	$ -	$ -	$ 1,484

The fair value of money market funds and market securities have been measured on a recurring basis using Level 3 inputs, which are based on unadjusted quoted market prices within active markets. There have been no changes in valuation techniques and related inputs.

NOTE K – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(i).

NOTE L – COMMITMENTS AND CONTINGENCIES

Hagen Securities, Inc. does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE M – PRIOR PERIOD ADJUSTMENT

The prior period adjustment was to correct depreciation expense not taken in prior years.

NOTE N - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through September 8, 2015, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended June 30, 2015

Hagen Securities, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended June 30, 2015

Computation of Net Capital

Total Stockholder's equity:

$ 127,521.00

Nonallowable assets:

Prepaids	1,984.00	
Investments	1,484.00	
Property & Equipment	4,200.00	
Deferred Tax Credit	0.00	(7,668.00)
Haircuts	433.00	
Undue Concentration	0.00	(433.00)

Net allowable capital

$ 119,420.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness

$ 3.00

Minimum dollar net capital requirement of reporting broker or dealer

$ 5,000.00

Net capital requirement

$ 5,000.00

Excess net capital

$ 114,420.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness

$ 42.00

Percentage of aggregate indebtedness to net capital

0.04%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of June 30, 2015

$ 119,378.00

Adjustments:

Change in Equity (Adjustments)	42.00
Change in Non-Allowable Assets	0.00
Change in Haircuts	0.00
Change in Undue Concentration	0.00
NCC per Audit	119,420.00
Reconciled Difference	$ (0.00)

See accountant's audit report

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to exemption (k)(2)(i); limited business.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at July 1, 2014	$ -
Additions	-
Reductions	-
Balance of such claims at June 30, 2015	$ -

REPORT ON BROKER DEALER EXEMPTION

For the year ended June 30, 2015

See accountant's audit report

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

September 8, 2015

Board of Directors
Hagen Securities, Inc.
2112 Century Park
Unit 415
Los Angeles, CA 90067

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Hagen Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Hagen Securities, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(i), and (2) Hagen Securities, Inc. stated that Hagen Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception Hagen Securities, Inc., management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hagen Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson, Jr., CPA

See accountant's audit report

HAGEN SECURITIES, INC.
2112 Century Park Ln #415
Los Angeles, CA 90067

September 8, 2015

Edward Richardson, JR. CPA
15565 Northland Drive
Suite 508 West
Southland, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE June 30, 2015

Dear Edward:

Please be advised that Hagen Securities, Inc.("HSI") has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of July 1, 2014 through June 30, 2015. HSI did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-traded REITS, and oil & gas partnerships). HSI's past business has been of similar nature and has complied to this exemption since its inception, August of 1990.

Tyrone Wynfield, the president of HSI has made available to Edward Richardson all records and information including all communications from regulatory agencies received though the date of this review June 30, 2015.

Tyrone Wynfield has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected HSI's compliance with the this exemption.

If you would like additional information or have any questions, feel free to call me directly at (310) 553-7350.

Very truly yours,

HAGEN SECURITIES, INC.

Tye Wynfield
President